FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 02, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. Capital adequacy and risk management are closely aligned. The Group's risk-weighted assets and risk asset ratios, calculated in accordance with Financial Services Authority (FSA) definitions, are set out below.

	30 September 2012	30 June 2012	31 December 2011
Risk-weighted assets (RWAs) by risk	£bn	£bn	£bn

Credit risk	334.5	334.8	344.3
Counterparty risk	53.3	53.0	61.9
Market risk	47.4	54.0	64.0
Operational risk	45.8	45.8	37.9

	481.0	487.6	508.1
Asset Protection Scheme (APS) relief	(48.1)	(52.9)	(69.1)

	432.9	434.7	439.0

Risk asset ratios	%	%	%

Core Tier 1	11.1	11.1	10.6
Core Tier 1 excluding capital relief provided by APS	10.4	10.3	9.7
Tier 1	13.4	13.4	13.0
Total	14.6	14.6	13.8

Key points

·
The Core Tier 1 ratio remained stable at 11.1%. Excluding the capital relief provided by APS, the Core Tier 1 ratio improved by 70 basis points year-to-date, of which 10 basis points were in Q3 2012, reflecting reductions in RWAs and capital deductions. Gross RWAs decreased by £27.1 billion year-to-date, of which £6.6 billion was in Q3 2012.

·
Non-Core RWAs decreased by £21.1 billion year-to-date (Q3 2012 - down £10.5 billion) mainly as a result of lower market risk through active reduction in derivatives, including the impact of restructuring a large derivative exposure to a highly leveraged counterparty in the first half of 2012. Credit and counterparty RWAs fell, driven by sales and run-off partly offset by the impact of regulatory uplifts.

·	In Markets, RWAs fell driven by lower market risk.

·	Retail & Commercial credit risk RWAs remained stable at c.£250 billion despite the impact of regulatory wholesale credit model changes, particularly in International Banking and UK Corporate.

·	The decrease in capital deductions principally related to securitisations, reflecting the continuation of Non-Core's de-risking strategy.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued) The Group's regulatory capital resources in accordance with FSA definitions were as follows:

	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

Shareholders' equity (excluding non-controlling interests)
Shareholders' equity per balance sheet	72,699	74,016	74,819
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(431)	(431)	(431)
	67,955	69,272	70,075

Non-controlling interests
Non-controlling interests per balance sheet	1,194	1,200	1,234
Non-controlling preference shares	(548)	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(259)	(259)	(259)
	387	393	427

Regulatory adjustments and deductions
Own credit	651	(402)	(2,634)
Unrealised losses on AFS debt securities	375	520	1,065
Unrealised gains on AFS equity shares	(84)	(70)	(108)
Cash flow hedging reserve	(1,746)	(1,399)	(879)
Other adjustments for regulatory purposes	895	637	571
Goodwill and other intangible assets	(14,798)	(14,888)	(14,858)
50% excess of expected losses over impairment provisions (net of tax)	(2,429)	(2,329)	(2,536)
50% of securitisation positions	(1,180)	(1,461)	(2,019)
50% of APS first loss	(1,926)	(2,118)	(2,763)
	(20,242)	(21,510)	(24,161)

Core Tier 1 capital	48,100	48,155	46,341

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,055	1,082	1,094
Innovative/hybrid Tier 1 securities	4,065	4,466	4,667
	9,433	9,861	10,074

Tier 1 deductions
50% of material holdings	(242)	(313)	(340)
Tax on excess of expected losses over impairment provisions	788	756	915
	546	443	575

Total Tier 1 capital	58,079	58,459	56,990

Qualifying Tier 2 capital
Undated subordinated debt	2,245	1,958	1,838
Dated subordinated debt - net of amortisation	12,641	13,346	14,527
Unrealised gains on AFS equity shares	84	70	108
Collectively assessed impairment provisions	500	552	635
Non-controlling Tier 2 capital	11	11	11
	15,481	15,937	17,119

Tier 2 deductions
50% of securitisation positions	(1,180)	(1,461)	(2,019)
50% excess of expected losses over impairment provisions	(3,217)	(3,085)	(3,451)
50% of material holdings	(242)	(313)	(340)
50% of APS first loss	(1,926)	(2,118)	(2,763)
	(6,565)	(6,977)	(8,573)

Total Tier 2 capital	8,916	8,960	8,546

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

Supervisory deductions
Unconsolidated Investments
- Direct Line Group	(3,537)	(3,642)	(4,354)
- Other investments	(144)	(141)	(239)
Other deductions	(217)	(197)	(235)

	(3,898)	(3,980)	(4,828)

Total regulatory capital	63,097	63,439	60,708

Movement in Core Tier 1 capital	£m

At 1 January 2012	46,341
Attributable profit net of movements in fair value of own debt	242
Share capital and reserve movements in respect of employee share schemes	659
Foreign currency reserves	(461)
Decrease in non-controlling interests	(34)
Decrease in capital deductions including APS first loss	1,410
Increase in goodwill and intangibles	(30)
Other movements	28

At 30 June 2012	48,155
Attributable loss net of movements in fair value of own debt	(330)
Ordinary shares issued	123
Share capital and reserve movements in respect of employee share schemes	46
Foreign currency reserves	(567)
Decrease in non-controlling interests	(6)
Decrease in capital deductions including APS first loss	373
Decrease in goodwill and intangibles	90
Other movements	216

At 30 September 2012	48,100

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs
30 September 2012	£bn	£bn	£bn	£bn	£bn

UK Retail	39.9	-	-	7.8	47.7
UK Corporate	73.5	-	-	8.6	82.1
Wealth	10.3	-	0.1	1.9	12.3
International Banking	44.5	-	-	5.2	49.7
Ulster Bank	32.4	0.9	0.1	1.7	35.1
US Retail & Commercial	50.9	0.9	-	4.9	56.7

Retail & Commercial	251.5	1.8	0.2	30.1	283.6
Markets	15.4	35.3	41.6	15.7	108.0
Other	12.1	0.4	-	1.4	13.9

Core	279.0	37.5	41.8	47.2	405.5
Non-Core	52.4	15.8	5.6	(1.6)	72.2

Group before RFS Holdings MI	331.4	53.3	47.4	45.6	477.7
RFS Holdings MI	3.1	-	-	0.2	3.3

Group	334.5	53.3	47.4	45.8	481.0
APS relief	(42.2)	(5.9)	-	-	(48.1)

Net RWAs	292.3	47.4	47.4	45.8	432.9

30 June 2012

UK Retail	39.6	-	-	7.8	47.4
UK Corporate	70.8	-	-	8.6	79.4
Wealth	10.3	-	0.1	1.9	12.3
International Banking	41.2	-	-	4.8	46.0
Ulster Bank	34.7	0.9	0.1	1.7	37.4
US Retail & Commercial	52.5	1.1	-	4.9	58.5

Retail & Commercial	249.1	2.0	0.2	29.7	281.0
Markets	15.7	33.4	43.1	15.7	107.9
Other	10.5	0.2	0.2	1.8	12.7

Core	275.3	35.6	43.5	47.2	401.6
Non-Core	56.4	17.4	10.5	(1.6)	82.7

Group before RFS Holdings MI	331.7	53.0	54.0	45.6	484.3
RFS Holdings MI	3.1	-	-	0.2	3.3

Group	334.8	53.0	54.0	45.8	487.6
APS relief	(46.2)	(6.7)	-	-	(52.9)

Net RWAs	288.6	46.3	54.0	45.8	434.7

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division(continued)

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs
31 December 2011	£bn	£bn	£bn	£bn	£bn

UK Retail	41.1	-	-	7.3	48.4
UK Corporate	71.2	-	-	8.1	79.3
Wealth	10.9	-	0.1	1.9	12.9
International Banking	38.9	-	-	4.3	43.2
Ulster Bank	33.6	0.6	0.3	1.8	36.3
US Retail & Commercial	53.6	1.0	-	4.7	59.3

Retail & Commercial	249.3	1.6	0.4	28.1	279.4
Markets	16.7	39.9	50.6	13.1	120.3
Other	9.8	0.2	-	2.0	12.0

Core	275.8	41.7	51.0	43.2	411.7
Non-Core	65.6	20.2	13.0	(5.5)	93.3

Group before RFS Holdings MI	341.4	61.9	64.0	37.7	505.0
RFS Holdings MI	2.9	-	-	0.2	3.1

Group	344.3	61.9	64.0	37.9	508.1
APS relief	(59.6)	(9.5)	-	-	(69.1)

Net RWAs	284.7	52.4	64.0	37.9	439.0

Risk and balance sheet management (continued)

Balance sheet management (continued)

Liquidity and funding risk
Liquidity risk is the risk that the Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk is heavily influenced by the maturity profile and mix of the Group's funding base, as well as the quality and liquidity value of its liquidity portfolio.

Overview
The Group continues to improve the structure and composition of its balance sheet against a backdrop of improved wholesale funding market conditions and a tempering of UK regulatory requirements relating to liquidity risk.

·
Short-term wholesale funding (STWF) excluding derivative collateral continued to be actively reduced and stood at £49 billion at 30 September 2012, which was well covered by a strong Group liquidity buffer of £147 billion. STWF accounted for 5% of the funded balance sheet and 31% of wholesale funding, compared with 7% and 34%, respectively at 30 June 2012.

·	The Group's liquidity buffer was lowered by £9 billion during the quarter to £147 billion reflecting the shrinking overall balance sheet and reduced STWF.

·
The Group's customer funding gap has decreased significantly, from £37 billion at the end of 2011 to £19 billion at 30 June 2012 and £8 billion at 30 September 2012. Customer deposits now account for 70% of the Group's primary funding sources.

·
Progress against the Group's strategic plan has resulted in a balance sheet structure which is broadly matched. At 30 September 2012, the Group's loan:deposit ratio improved to 102% with a Core ratio of 91%.

·
The combined impacts of the ongoing deleveraging process being driven by Non-Core and Markets have allowed the Group to further reduce its wholesale funding base. During the third quarter, the Group completed a cash tender offer to repurchase £4.4 billion of senior unsecured debt securities issued by RBS plc. The repurchase was across dollar, sterling and euro securities of varying maturities and interest rates.

·	The Group took advantage of the improved wholesale market conditions in the quarter and issued US$2 billion of public fixed rate notes to help pre-fund future financing needs of the holding company.

·	The Group has drawn £750 million under the Bank of England's Funding for Lending Scheme (FLS) and held a comparable amount of related treasury bills at 30 September 2012.

·	The 'A' senior unsecured credit rating was affirmed with a stable outlook for the Group by Fitch in July 2012 and for RBS plc by S&P in October 2012.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Funding sources
The table below shows the Group's primary funding sources including deposits in disposal groups and excluding repurchase agreements.

	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

Deposits by banks
derivative cash collateral	28,695	32,001	31,807
other deposits	29,433	35,619	37,307

	58,128	67,620	69,114

Debt securities in issue
conduit asset-backed commercial paper (ABCP)	2,909	4,246	11,164
other commercial paper (CP)	2,829	1,985	5,310
certificates of deposits (CDs)	6,696	10,397	16,367
medium-term notes (MTNs)	70,417	81,229	105,709
covered bonds	9,903	9,987	9,107
securitisations	11,403	12,011	14,964

	104,157	119,855	162,621
Subordinated liabilities	25,309	25,596	26,319

Notes issued	129,466	145,451	188,940

Wholesale funding	187,594	213,071	258,054

Customer deposits
cash collateral	9,642	10,269	9,242
other deposits	425,238	425,031	427,511

Total customer deposits	434,880	435,300	436,753

Total funding	622,474	648,371	694,807

Disposal group deposits included above
banks	1	1	1
customers	22,168	22,531	22,610

	22,169	22,532	22,611

The table below shows the Group's wholesale funding source metrics.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans	Net Inter-bank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 September 2012	48.5	77.2	158.9	187.6	29.4	(20.2)	9.2
30 June 2012	62.3	94.3	181.1	213.1	35.6	(22.3)	13.3
31 March 2012	79.7	109.1	204.9	234.3	36.4	(19.7)	16.7
31 December 2011	102.4	134.2	226.2	258.1	37.3	(24.3)	13.0
30 September 2011	141.6	174.1	267.0	299.4	46.2	(33.0)	13.2

Notes:

(1)	Short-term balances denote those with a residual maturity of less than one year and includes longer-term issuances.
(2)	Excludes derivative collateral.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Notes issued
The table below shows the Group's debt securities in issue and subordinated liabilities by remaining maturity.

	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securit- isations	Total	Subordinated liabilities	Total notes issued	Total notes issued
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	%

Less than 1 year	2,909	9,079	13,466	1,009	15	26,478	1,632	28,110	22
1-3 years	-	441	22,477	2,865	1,243	27,026	5,693	32,719	25
3-5 years	-	1	13,221	2,323	-	15,545	2,272	17,817	14
More than 5 years	-	4	21,253	3,706	10,145	35,108	15,712	50,820	39

	2,909	9,525	70,417	9,903	11,403	104,157	25,309	129,466	100

30 June 2012

Less than 1 year	4,246	12,083	16,845	1,020	69	34,263	1,631	35,894	25
1-3 years	-	293	24,452	1,681	1,263	27,689	5,401	33,090	23
3-5 years	-	1	16,620	3,619	-	20,240	2,667	22,907	15
More than 5 years	-	5	23,312	3,667	10,679	37,663	15,897	53,560	37

	4,246	12,382	81,229	9,987	12,011	119,855	25,596	145,451	100

31 December 2011

Less than 1 year	11,164	21,396	36,302	-	27	68,889	624	69,513	37
1-3 years	-	278	26,595	2,760	479	30,112	3,338	33,450	18
3-5 years	-	2	16,627	3,673	-	20,302	7,232	27,534	14
More than 5 years	-	1	26,185	2,674	14,458	43,318	15,125	58,443	31

	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100

Key point

·
Debt securities in issue decreased by £15.7 billion in Q3 2012 mainly due to the active reduction of CP and conduit ABCP, the maturity of unsecured MTNs and the impact of the execution of the liability management exercise.

Deposit and repo funding
The table below shows the composition of the Group's deposits excluding repos and repo funding including disposal groups.

	30 September 2012		30 June 2012		31 December 2011
	Deposits	Repos	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m	£m	£m

Financial institutions
- central and other banks	58,128	49,222	67,620	39,125	69,114	39,691
- other financial institutions	69,697	92,321	65,563	87,789	66,009	86,032
Personal and corporate deposits	365,183	1,022	369,737	1,161	370,744	2,780

	493,008	142,565	502,920	128,075	505,867	128,503

Key points

·	The central and other banks balances include €10 billion of funding accessed through the European Central Bank's long-term re-financing operation facility in the first half of 2012.

·	Approximately 40% of the customer deposits above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation and similar schemes.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Customer loan:deposit ratio and funding gap
The table below shows the Group's divisional customer loan:deposit ratio (LDR) and customer funding gap.

	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
30 September 2012	£m	£m	%	£m

UK Retail	110,267	105,984	104	(4,283)
UK Corporate	105,952	126,780	84	20,828
Wealth	16,919	38,692	44	21,773
International Banking (4)	42,154	41,668	101	(486)
Ulster Bank	28,615	20,278	141	(8,337)
US Retail & Commercial	50,116	59,817	84	9,701
Conduits (International Banking) (4)	4,588	-	nm	(4,588)

Retail & Commercial	358,611	393,219	91	34,608
Markets	29,324	34,348	85	5,024
Direct Line Group and other	3,274	3,388	97	114

Core	391,209	430,955	91	39,746
Non-Core	51,355	3,925	nm	(47,430)

Group	442,564	434,880	102	(7,684)

30 June 2012

UK Retail	110,318	106,571	104	(3,747)
UK Corporate	107,775	127,446	85	19,671
Wealth	16,888	38,462	44	21,574
International Banking (4)	43,190	42,238	102	(952)
Ulster Bank	29,701	20,593	144	(9,108)
US Retail & Commercial	51,634	59,229	87	7,595
Conduits (International Banking) (4)	6,295	-	nm	(6,295)

Retail & Commercial	365,801	394,539	93	28,738
Markets	30,191	34,257	88	4,066
Direct Line Group and other	1,320	2,999	44	1,679

Core	397,312	431,795	92	34,483
Non-Core	57,398	3,505	nm	(53,893)

Group	454,710	435,300	104	(19,410)

nm = not meaningful

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Customer loan to deposit ratio and funding gap (continued)

	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
31 December 2011	£m	£m	%	£m

UK Retail	107,983	101,878	106	(6,105)
UK Corporate	108,668	126,309	86	17,641
Wealth	16,834	38,164	44	21,330
International Banking (4)	46,417	45,051	103	(1,336)
Ulster Bank	31,303	21,814	143	(9,489)
US Retail & Commercial	50,842	59,984	85	9,142
Conduits (International Banking) (4)	10,504	-	nm	(10,504)

Retail & Commercial	372,551	393,200	95	20,649
Markets	31,254	36,776	85	5,522
Direct Line Group and other	1,196	2,496	48	1,300

Core	405,001	432,472	94	27,471
Non-Core	68,516	4,281	nm	(64,235)

Group	473,517	436,753	108	(36,764)

nm = not meaningful

Notes:

(1)	Loans and advances to customers excluding reverse repurchase agreements and stock borrowing and including disposal groups.
(2)	Excluding repurchase agreements and stock lending but including disposal groups.
(3)	Based on loans and advances to customers net of provisions and customer deposits as shown.
(4)	All conduits relate to International Banking and have been extracted and shown separately.

Key point

·
The Group loan:deposit ratio has improved 600 basis points during the first nine months of 2012 to 102%, of which 200 basis points was in Q3 2012, as the Group continued to make progress on the strategic goal of a broadly matched balance sheet structure.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Long-term debt issuance
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominantly term repurchase agreements) which are not reflected in the following tables.

				Nine months ended 30 September 2012	Year ended 31 December 2011
	Quarter ended
	30 September 2012	30 June 2012	31 March 2012
	£m	£m	£m	£m	£m

Public
- unsecured	1,237	-	-	1,237	5,085
- secured	-	-	1,784	1,784	9,807
Private
- unsecured	1,631	909	1,676	4,216	12,414
- secured	-	-	-	-	500

Gross issuance	2,868	909	3,460	7,237	27,806
Buy backs (1)	(2,213)	(1,730)	(1,129)	(5,072)	(6,892)

Net issuance	655	(821)	2,331	2,165	20,914

Note:

(1)	Excludes liability management exercises.

Key point

·	During Q3 2012, the Group issued US$2 billion public fixed rate notes to help pre-fund future financing needs of the holding company.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Liquidity portfolio
The table below shows the composition of the Group's liquidity portfolio (at estimated liquidity value). All assets within the liquidity portfolio are unencumbered.

	30 September 2012		30 June 2012		31 December 2011
	Quarterly average	Period end	Quarterly average	Period end	Quarterly average	Period end
	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	72,734	72,563	87,114	71,890	89,377	69,932
Central and local government bonds
AAA rated governments and US agencies	21,612	19,776	20,163	26,315	30,421	29,632
AA- to AA+ rated governments (1)	9,727	7,393	10,739	14,449	5,056	14,102
governments rated below AA	549	647	609	519	1,011	955
local government	1,523	988	2,546	1,872	4,517	4,302
	33,411	28,804	34,057	43,155	41,005	48,991
Treasury bills	54	750	-	-	444	-

	106,199	102,117	121,171	115,045	130,826	118,923

Other assets (2)
AAA rated	10,365	8,827	22,505	10,712	25,083	25,202
below AAA rated and other high quality assets	33,738	35,667	13,789	30,244	11,400	11,205

	44,103	44,494	36,294	40,956	36,483	36,407

Total liquidity portfolio	150,302	146,611	157,465	156,001	167,309	155,330

Notes:

(1)	Includes US government guaranteed and US government sponsored agencies.
(2)	Includes assets eligible for discounting at central banks.

Key points

·	The liquidity portfolio decreased by £9.4 billion to £146.6 billion in the quarter and exceeded the short-term wholesale funding by 3 times (30 June 2012 - 2.5 times).

·
The proportion of the portfolio held in central and local government bonds decreased to circa 20% from circa 30% at 30 June 2012, following FSA consultation. Loans prepositioned with the central bank can also now be included within the liquidity buffer.

·	FLS related treasury bills of £750 million are included within the liquidity buffer.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Net stable funding ratio
The table below shows the composition of the Group's net stable funding ratio (NSFR), estimated by applying the Basel III guidance issued in December 2010. The Group's NSFR will also continue to be refined over time in line with regulatory developments and related interpretations. It may also be calculated on a basis that may differ from other financial institutions.

	30 September 2012		30 June 2012		31 December 2011
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	74	74	75	75	76	76	100
Wholesale funding > 1 year	111	111	119	119	124	124	100
Wholesale funding < 1 year	77	-	94	-	134	-	-
Derivatives	462	-	481	-	524	-	-
Repurchase agreements	143	-	128	-	129	-	-
Deposits
- retail and SME - more stable	232	209	235	212	227	204	90
- retail and SME - less stable	32	26	29	23	31	25	80
- other	170	85	171	86	179	89	50
Other (2)	76	-	83	-	83	-	-

Total liabilities and equity	1,377	505	1,415	515	1,507	518

Cash	80	-	79	-	79	-	-
Inter-bank lending	38	-	39	-	44	-	-
Debt securities > 1 year
- governments AAA to AA-	71	4	70	4	77	4	5
- other eligible bonds	58	12	60	12	73	15	20
- other bonds	19	19	20	20	14	14	100
Debt securities < 1 year	30	-	38	-	45	-	-
Derivatives	468	-	486	-	530	-	-
Reverse repurchase agreements	98	-	98	-	101	-	-
Customer loans and advances > 1 year
- residential mortgages	148	96	146	95	145	94	65
- other	144	144	151	151	173	173	100
Customer loans and advances < 1 year
- retail loans	18	15	18	15	19	16	85
- other	132	66	140	70	137	69	50
Other (3)	73	73	70	70	70	70	100

Total assets	1,377	429	1,415	437	1,507	455
Undrawn commitments	221	11	228	11	240	12	5

Total assets and undrawn commitments	1,598	440	1,643	448	1,747	467

Net stable funding ratio	115%			115%		111%

Notes:

(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key points

·	The NSFR remained unchanged at 115% at 30 September 2012 compared with the half year position, but improved by 400 basis points from the 2011 year end position.

·	In Q3 2012, reduced loan balances of £10 billion were largely offset by an £8 billion reduction in long-term funding.

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group's different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Financial assets
The table below analyses the Group's financial asset exposures, both gross and net of offset arrangements.

	Gross exposure	IFRS offset (1)	Balance sheet value	Other offset (2)	Exposure post offset
30 September 2012	£m	£m	£m	£m	£m

Cash balances at central banks	80,122	-	80,122	-	80,122
Reverse repos	159,885	(61,950)	97,935	(18,537)	79,398
Lending	461,502	-	461,502	(39,186)	422,316
Debt securities	177,722	-	177,722	-	177,722
Equity shares	15,527	-	15,527	-	15,527
Derivatives	862,618	(394,447)	468,171	(434,406)	33,765
Settlement balances	21,760	(6,705)	15,055	(2,539)	12,516
Other financial assets	891	-	891	-	891

Total excluding disposal groups	1,780,027	(463,102)	1,316,925	(494,668)	822,257

Total including disposal groups	1,799,970	(463,102)	1,336,868	(494,668)	842,200
Short positions	(32,562)	-	(32,562)	-	(32,562)

Net of short positions	1,767,408	(463,102)	1,304,306	(494,668)	809,638

30 June 2012

Cash balances at central banks	78,647	-	78,647	-	78,647
Reverse repos	144,465	(46,564)	97,901	(13,212)	84,689
Lending	474,401	-	474,401	(41,151)	433,250
Debt securities	187,626	-	187,626	-	187,626
Equity shares	13,091	-	13,091	-	13,091
Derivatives	910,996	(424,564)	486,432	(445,980)	40,452
Settlement balances	21,644	(6,332)	15,312	(3,090)	12,222
Other financial assets	1,490	-	1,490	-	1,490

Total excluding disposal groups	1,832,360	(477,460)	1,354,900	(503,433)	851,467

Total including disposal groups	1,852,702	(477,460)	1,375,242	(503,433)	871,809
Short positions	(38,376)	-	(38,376)	-	(38,376)

Net of short positions	1,814,326	(477,460)	1,336,866	(503,433)	833,433

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

	Gross exposure	IFRS offset (1)	Balance sheet value	Other offset (2)	Exposure post offset
31 December 2011	£m	£m	£m	£m	£m

Cash balances at central banks	79,269	-	79,269	-	79,269
Reverse repos	138,539	(37,605)	100,934	(15,246)	85,688
Lending	497,982	-	497,982	(41,129)	456,853
Debt securities	209,080	-	209,080	-	209,080
Equity shares	15,183	-	15,183	-	15,183
Derivatives	1,074,109	(544,491)	529,618	(478,848)	50,770
Settlement balances	9,130	(1,359)	7,771	(2,221)	5,550
Other financial assets	1,309	-	1,309	-	1,309

Total excluding disposal groups	2,024,601	(583,455)	1,441,146	(537,444)	903,702

Total including disposal groups	2,045,134	(583,455)	1,461,679	(537,444)	924,235
Short positions	(41,039)	-	(41,039)	-	(41,039)

Net of short positions	2,004,095	(583,455)	1,420,640	(537,444)	883,196

Notes:

(1)	Relates to offset arrangements that comply with IFRS criteria and to transactions cleared through and novated to central clearing houses, primarily London Clearing House.
(2)
This reflects the amounts by which the Group's credit risk is reduced through arrangements such as master netting agreements and current account pooling. In addition, the Group holds collateral in respect of individual loans and advances. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group also obtains collateral in the form of securities relating to reverse repo and derivative transactions.

Key points

·
Financial asset exposures post offset arrangements, excluding disposal groups, decreased by £81 billion compared with 31 December 2011 (Q3 2012 - £29 billion) to £822 billion, reflecting the Group's focus on reducing its funded balance sheet, primarily in Non-Core and Markets.

·
Reductions in lending (year-to-date - £35 billion; Q3 2012 - £11 billion), debt securities (year-to-date - £31 billion; Q3 2012 - £10 billion), derivatives (year-to-date - £17 billion; Q3 2012 - £7 billion) and reverse repos (year-to-date - £6 billion; Q3 2012 - £5 billion) were partially offset by higher seasonal settlement balances (year-to-date - £7 billion).

·
Central and local government exposures decreased by £23 billion (Q3 2012 - £8 billion) principally in debt securities. This was driven by Markets continuing to de-risk and reduce its balance sheet, management of the Group Treasury liquidity portfolio as well as overall risk reductions in respect of eurozone exposures.

·	Exposures to financial institutions were £25 billion lower (Q3 2012 - £11 billion), across securities, loans and derivatives, also reflecting Markets balance sheet management.
·	Within lending:
○ UK Retail increased its lending to homeowners, principally in the first half of the year, including to first-time buyers, whilst unsecured lending balances fell.
○
UK Corporate reduced its Core commercial real estate lending by £2.4 billion (Q3 2012 - £0.6 billion), contributing to the decrease in Core property and construction exposure. The Core decrease was primarily offset by the transfer of £2 billion of social housing loans from Non-Core to Core in Q3 2012.

○
Non-Core continued to make significant progress on its balance sheet strategy and lending declined across the majority of sectors, principally property and construction, where commercial real estate lending decreased by £6.2 billion (Q3 2012 - £2.3 billion), reflecting repayments and sales.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Sector concentration
The table below analyses balance sheet financial assets by sector.

		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Other offset	Exposure post offset
			Core	Non-Core	Total	Debt	Equity
	30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (1)	417	8,716	1,452	10,168	107,686	-	6,188	1,728	126,187	(5,946)	120,241
Finance	- banks	34,026	38,017	447	38,464	11,304	1,899	356,371	80,122	522,186	(367,864)	154,322
	- other	63,119	41,031	3,087	44,118	53,120	2,640	84,862	13,896	261,755	(110,090)	151,665
Personal	- mortgages	-	140,332	3,270	143,602	-	-	-	-	143,602	(1)	143,601
	- unsecured	-	30,265	1,119	31,384	-	-	-	53	31,437	(17)	31,420
	Property and construction	-	45,283	32,455	77,738	954	614	4,694	-	84,000	(2,762)	81,238
	Manufacturing	318	21,108	2,580	23,688	919	1,693	2,230	59	28,907	(2,965)	25,942
	Finance leases (2)	-	8,808	4,645	13,453	40	2	44	2	13,541	-	13,541
	Retail, wholesale and repairs	-	20,346	1,752	22,098	442	1,654	989	-	25,183	(1,545)	23,638
	Transport and storage	-	14,536	3,970	18,506	495	271	3,822	-	23,094	(516)	22,578
	Health, education and leisure	29	12,917	1,002	13,919	284	479	756	-	15,467	(960)	14,507
	Hotels and restaurants	-	6,541	987	7,528	208	46	501	4	8,287	(229)	8,058
	Utilities	-	5,143	1,563	6,706	1,353	668	3,128	16	11,871	(1,020)	10,851
	Other	26	26,767	3,681	30,448	1,846	5,698	4,586	188	42,792	(753)	42,039

	Total gross of provisions	97,935	419,810	62,010	481,820	178,651	15,664	468,171	96,068	1,338,309	(494,668)	843,641
	Provisions	-	(9,203)	(11,115)	(20,318)	(929)	(137)	-	-	(21,384)	n/a	(21,384)

	Total excluding disposal groups	97,935	410,607	50,895	461,502	177,722	15,527	468,171	96,068	1,316,925	(494,668)	822,257
	Disposal groups	-	18,509	983	19,492	31	5	366	49	19,943	-	19,943

	Total including disposal groups	97,935	429,116	51,878	480,994	177,753	15,532	468,537	96,117	1,336,868	(494,668)	842,200

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Sector concentration (continued)

		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Other offset	Exposure post offset
			Core	Non-Core	Total	Debt	Equity
	31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (1)	2,247	8,359	1,383	9,742	126,604	-	5,541	641	144,775	(1,098)	143,677
Finance	- banks	39,345	43,374	619	43,993	16,940	2,219	400,261	79,269	582,027	(407,457)	174,570
	- other	58,478	46,452	3,229	49,681	60,453	2,490	97,825	7,437	276,364	(119,717)	156,647
Personal	- mortgages	-	138,509	5,102	143,611	-	-	-	-	143,611	-	143,611
	- unsecured	-	31,067	1,556	32,623	-	-	-	52	32,675	(7)	32,668
	Property and construction	-	45,485	40,736	86,221	623	228	5,545	1	92,618	(2,413)	90,205
	Manufacturing	254	23,201	4,931	28,132	664	1,938	3,786	306	35,080	(2,214)	32,866
	Finance leases (2)	-	8,440	6,059	14,499	145	2	75	-	14,721	(16)	14,705
	Retail, wholesale and repairs	-	21,314	2,339	23,653	645	2,652	1,134	18	28,102	(1,671)	26,431
	Transport and storage	436	16,454	5,477	21,931	539	74	3,759	-	26,739	(241)	26,498
	Health, education and leisure	-	13,273	1,419	14,692	310	21	885	-	15,908	(973)	14,935
	Hotels and restaurants	-	7,143	1,161	8,304	116	5	671	-	9,096	(184)	8,912
	Utilities	-	6,543	1,849	8,392	1,530	554	3,708	30	14,214	(450)	13,764
	Other	174	28,374	4,017	32,391	2,899	5,141	6,428	595	47,628	(1,003)	46,625

	Total gross of provisions	100,934	437,988	79,877	517,865	211,468	15,324	529,618	88,349	1,463,558	(537,444)	926,114
	Provisions	-	(8,414)	(11,469)	(19,883)	(2,388)	(141)	-	-	(22,412)	n/a	(22,412)

	Total excluding disposal groups	100,934	429,574	68,408	497,982	209,080	15,183	529,618	88,349	1,441,146	(537,444)	903,702
	Disposal groups	-	18,677	815	19,492	-	5	439	597	20,533	-	20,533

	Total including disposal groups	100,934	448,251	69,223	517,474	209,080	15,188	530,057	88,946	1,461,679	(537,444)	924,235

Notes:

(1)	Comprises central and local government.
(2)	Includes instalment credit.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Debt securities
The table below analyses debt securities by issuer and IFRS measurement classifications.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	5,506	19,039	34,905	2,460	23,468	2,169	87,547	21,363
Designated as at fair value	1	-	127	85	709	8	930	580
Available-for-sale	11,453	19,787	16,858	8,508	24,963	2,995	84,564	32,086
Loans and receivables	10	-	-	251	3,980	440	4,681	3,988

Long positions	16,970	38,826	51,890	11,304	53,120	5,612	177,722	58,017

Of which US agencies	-	6,187	-	-	24,183	-	30,370	28,820

Short positions (HFT)	(830)	(11,233)	(15,156)	(1,590)	(1,591)	(1,032)	(31,432)	(86)

Available-for-sale
Gross unrealised gains	1,232	1,259	1,084	101	719	122	4,517	763
Gross unrealised losses	-	(1)	(38)	(702)	(1,295)	(16)	(2,052)	(1,989)

31 December 2011

Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	-	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	-	1	312	5,259	477	6,059	5,200

Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Of which US agencies	-	4,896	-	-	25,924	-	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	-	-	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities (continued)
The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	30 September 2012				31 December 2011
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	11,453	19,787	16,858	48,098	13,436	20,848	25,552	59,836
Banks	1,001	417	7,090	8,508	1,391	376	11,408	13,175
Other financial institutions	2,709	11,906	10,348	24,963	3,100	17,453	11,199	31,752
Corporate	1,207	735	1,053	2,995	1,105	131	1,299	2,535

Total	16,370	32,845	35,349	84,564	19,032	38,808	49,458	107,298

Of which ABS	3,533	15,823	12,730	32,086	3,659	20,256	16,820	40,735

AFS reserves (gross)	886	810	(1,443)	253	845	486	(1,815)	(484)

Note:

(1)	Includes eurozone countries as detailed in the Country risk section of this report.

Key points

·
Debt securities decreased by £31.4 billion or 15% during the nine months ended 30 September 2012, £22.7 billion in available-for-sale (AFS) across the Group and £7.5 billion of held-for-trading (HFT) positions within Markets reflecting a combination of de-risking strategies and active balance sheet management.

·
HFT: The £7.5 billion decrease comprised £6.1 billion of central and local government, £0.9 billion of banks and £0.8 billion of corporate, partially offset by an increase of £0.3 billion of other financial institutions. A decrease in UK government bonds of £3.5 billion reflected maturities and disposals in line with Markets balance sheet management strategy. A reduction in other government bonds principally French, Italian, Swiss and Japanese, was partially offset by moves to those issued by Denmark, Germany and the Netherlands.

·
AFS: decreased by £22.7 billion, comprising £11.7 billion of central and local government, £6.8 billion of other financial institutions and £4.7 billion of banks, partially offset by an increase of £0.5 billion of corporate bonds. UK Government bonds fell by £2.0 billion primarily due to disposals. Disposals from the Group Treasury liquidity portfolio resulted in lower government bonds, primarily German and French (£5.6 billion). Japanese government bonds fell by £2.0 billion reflecting reduced collateral requirements following a change in clearing status from direct (self-clearing) to agency in H1 2012. Bank bonds decreased by £4.7 billion of which £2.0 billion related to sales of Spanish covered bonds by Group Treasury and lower positions in Australian and German securities reflected the close out of positions and maturities, respectively.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities (continued)
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor's, Moody's and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Total %	Of which ABS
	UK	US	Other
30 September 2012	£m	£m	£m	£m	£m	£m	£m		£m

AAA	16,970	43	21,006	2,493	11,824	171	52,507	30	10,884
AA to AA+	-	38,760	8,671	1,330	28,394	658	77,813	44	32,843
A to AA-	-	22	16,069	2,975	3,266	1,957	24,289	14	3,136
BBB- to A-	-	-	5,398	3,833	4,600	1,450	15,281	8	7,389
Non-investment grade	-	-	742	350	3,301	762	5,155	3	2,858
Unrated	-	1	4	323	1,735	614	2,677	1	907

	16,970	38,826	51,890	11,304	53,120	5,612	177,722	100	58,017

31 December 2011

AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	-	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	-	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	-	-	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	-	-	924	575	5,042	1,275	7,816	4	4,492
Unrated	-	3	2	39	1,380	411	1,835	1	1,235

	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Key points

·
AAA rated debt securities decreased as France and Austria were downgraded to AA+ in the first half of the year and also reflected the Group's reduced holdings of UK government bonds. Additionally, certain Spanish covered bonds and the Dutch bond portfolio were downgraded during H1 2012.

·	The decrease in A to AA- debt securities related to further downgrades of Italy and Spain to BBB+ and BBB- respectively in H1 2012, along with a downgrade of selected bank ratings.

·	Non-investment grade and unrated debt securities accounted for 4% of the portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk (continued)

Problem debt management
The following tables analyse loans and advances to banks and customers (excluding reverse repos) and the related debt management measures and ratios by division.

Refer to pages 136 to 141 of the Group's 2011 Annual Report and Accounts for policies, methodologies and approaches to problem debt management.

					Credit metrics		Year-to-date
	Gross loans to		REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL
							Impairment charge	Amounts written-off
	Banks	Customers
30 September 2012	£m	£m	£m	£m	%	%	£m	£m

UK Retail	862	105,370	4,074	2,342	3.9	57	436	472
UK Corporate	900	96,603	4,579	1,921	4.7	42	604	389
Wealth	1,810	17,016	243	99	1.4	41	30	11
International Banking	5,250	47,378	699	644	1.5	92	74	220
Ulster Bank	1,011	32,179	7,036	3,564	21.9	51	1,046	44
US Retail & Commercial	371	50,701	1,057	327	2.1	31	64	298

Retail & Commercial	10,204	349,247	17,688	8,897	5.1	50	2,254	1,434
Markets	22,542	29,523	393	306	1.3	78	12	23
Direct Line Group and other	5,271	3,023	-	-	-	-	-	-

Core	38,017	381,793	18,081	9,203	4.7	51	2,266	1,457
Non-Core	447	61,563	22,019	11,115	35.8	50	1,647	1,388

Group	38,464	443,356	40,100	20,318	9.0	51	3,913	2,845

Total including disposal groups	38,547	463,544	41,502	21,097	9.0	51	3,913	2,845

30 June 2012

UK Retail	854	105,559	4,115	2,376	3.9	58	295	299
UK Corporate	884	98,108	3,938	1,845	4.0	47	357	218
Wealth	1,747	16,985	229	99	1.3	43	22	3
International Banking	5,219	50,138	682	694	1.4	102	62	210
Ulster Bank	2,286	33,008	6,234	3,307	18.9	53	717	28
US Retail & Commercial	232	52,239	1,022	340	2.0	33	43	192

Retail & Commercial	11,222	356,037	16,220	8,661	4.6	53	1,496	950
Markets	23,614	30,398	345	283	1.1	82	19	41
Direct Line Group and other	4,316	1,055	-	-	-	-	-	-

Core	39,152	387,490	16,565	8,944	4.3	54	1,515	991
Non-Core	403	67,653	23,088	11,353	34.1	49	1,215	934

Group	39,555	455,143	39,653	20,297	8.7	51	2,730	1,925

Total including disposal groups	39,643	475,624	41,106	21,078	8.6	51	2,730	1,925

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

					Credit metrics		Year-to-date
	Gross loans to		REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL
							Impairment charge	Amounts written-off
	Banks	Customers
31 December 2011	£m	£m	£m	£m	%	%	£m	£m

UK Retail	628	103,377	4,087	2,344	4.0	57	788	823
UK Corporate	806	98,563	3,988	1,623	4.0	41	790	658
Wealth	2,422	16,913	211	81	1.2	38	25	11
International Banking	3,411	57,728	1,632	851	2.8	52	168	125
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,562	1,007	455	2.0	45	248	373

Retail & Commercial	9,554	362,195	16,448	8,103	4.5	49	3,403	2,114
Markets	29,991	31,490	414	311	1.3	75	-	23
Direct Line Group and other	3,829	929	-	-	-	-	-	-

Core	43,374	394,614	16,862	8,414	4.3	50	3,403	2,137
Non-Core	619	79,258	23,983	11,469	30.3	48	3,838	2,390

Group	43,993	473,872	40,845	19,883	8.6	49	7,241	4,527

Total including disposal groups	44,080	494,068	42,394	20,674	8.6	49	7,241	4,527

Key points

·
Total REIL including disposal groups decreased by £0.9 billion to £41.5 billion compared with 31 December 2011 as improvements in International Banking and Non-Core were partially offset by a number of corporate defaults in UK Corporate and the ongoing elevated levels of default in Ulster Bank. In Q3 2012, UK Corporate defaults resulted in a £0.6 billion increase in REIL. REIL represented 9.0% of gross loans to customers (30 June 2012 and 31 December 2011 - 8.6%).

·
Provision coverage increased to 51% at 30 September 2012 and 30 June 2012 from 49% at 31 December 2011 and Core coverage increased slightly to 51%, but decreased in Q3 2012 reflecting low provision cases in Ulster Bank.

·
Annualised impairment charge for the nine months to 30 September 2012 represented 1.13% of loans and advances to customers, compared with 1.47% for the year ended 31 December 2011, primarily reflecting a reduction in Non-Core impairments, particularly relating to exposures originating in Ulster Bank.

·
The challenging economic backdrop continued to be reflected in Ulster Bank credit metrics with Core REIL increasing by £1.5 billion since 31 December 2011 (Q3 2012 - £0.8 billion), primarily within the mortgage and commercial real estate portfolio, to £7.0 billion and is now 21.9% of gross loans to customers. Impairments continue to outpace write-offs.

·
Non-Core REIL decreased by £2.0 billion or 8% (Q3 2012 - £1.1 billion or 5%) reflecting a mixture of repayments and write-offs within UK Corporate, Markets and International Banking corporate portfolios.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Key points (continued)

·
Exposure to commercial real estate lending has decreased by £8.8 billion or 12% during 2012 (Q3 2012 - £3.3 billion or 5%) in line with the Group's reduction strategy, while the REIL as a percentage of gross loans to customers has increased by 200 basis points from 31 December 2011 to 32.6%. Commercial real estate lending metrics were as follows:

	Total			Non-Core (1)
	30 September 2012	30 June 2012	31 December 2011	30 September 2012	30 June 2012	31 December 2011

Lending (gross)	£66.0bn	£69.3bn	£74.8bn	£28.0bn	£30.4bn	£34.3bn
Of which REIL	£21.5bn	£21.7bn	£22.9bn	£17.1bn	£18.1bn	£18.8bn
Provisions	£9.5bn	£9.4bn	£9.5bn	£8.1bn	£8.0bn	£8.2bn
REIL as a % of gross loans to customers	32.6%	31.3%	30.6%	61.2%	59.5%	54.8%
Provisions as a % of REIL	44%	43%	42%	47%	44%	44%

Note:

(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core).

Risk elements in lending (REIL)
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked. The table below details the movement in REIL excluding disposal groups.

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845
Currency translation and other adjustments	(193)	(681)	(874)	9	(10)	(1)	(184)	(691)	(875)
Additions	5,296	4,015	9,311	2,617	390	3,007	7,913	4,405	12,318
Transfers	232	118	350	(289)	(67)	(356)	(57)	51	(6)
Disposals and restructurings	(656)	(786)	(1,442)	(131)	(7)	(138)	(787)	(793)	(1,580)
Repayments	(2,351)	(3,070)	(5,421)	(1,858)	(478)	(2,336)	(4,209)	(3,548)	(7,757)
Amounts written-off	(1,457)	(1,388)	(2,845)	-	-	-	(1,457)	(1,388)	(2,845)

At 30 September 2012	16,177	21,649	37,826	1,904	370	2,274	18,081	22,019	40,100

Note:

(1)
Accruing loans past due 90 days or more where an impairment event has taken place but no impairment provision has been recognised. This category is used for fully collateralised non-revolving credit facilities.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Impairment provisions
The table below analyses impairment provisions in respect of loans and advances to banks and customers.

	30 September 2012			30 June 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	2,910	9,953	12,863	2,797	10,071	12,868	2,674	9,960	12,634
Collectively assessed	4,893	648	5,541	4,785	676	5,461	4,279	861	5,140
Latent loss	1,284	513	1,797	1,244	605	1,849	1,339	647	1,986

Loans and advances to customers	9,087	11,114	20,201	8,826	11,352	20,178	8,292	11,468	19,760
Loans and advances to banks	116	1	117	118	1	119	122	1	123

Total provisions	9,203	11,115	20,318	8,944	11,353	20,297	8,414	11,469	19,883

Provisions as a % of REIL	51%	50%	51%	54%	49%	51%	50%	48%	49%
Customer provisions as a % of customer loans (1)	2.5%	18.0%	4.5%	2.4%	16.7%	4.4%	2.2%	14.4%	4.2%

Note:

(1)	Includes disposal groups and excludes reverse repos.

Key points

·
Within Core, individually assessed provisions increased by £236 million in the year-to-date (Q3 2012 - £113 million), driven by UK Corporate and Ulster Bank corporate portfolios where individual impairment charges continue to outpace the level of write-offs. This has been partially offset by lower individual provisions within International Banking mainly as a result of a material write-off on a single counterparty in H1 2012.

·
The increase in the year-to-date Core collectively assessed provisions reflects further impairment charges taken within Ulster Bank's mortgage portfolio, due to elevated levels of non-performing assets and increasing mortgage loss rate.

Risk and balance sheet management (continued)

Risk management: Credit risk (continued)

Ulster Bank Group (Core and Non-Core)

Overview
At 30 September 2012, Ulster Bank Group accounted for 10.1% (30 June 2012 and 31 December 2011 - 10.1%) of the Group's total gross loans to customers and 8.4% (30 June 2012 - 8.5%; 31 December 2011 - 8.6%) of the Group's Core gross loans to customers. The impairment charge for the first nine months of 2012 was £1,659 million (Q3 2012 - £493 million), mainly driven by the residential mortgage and commercial real estate portfolios. Increased unemployment, austerity measures and economic uncertainty have in general affected both residential and commercial mortgage affordability and reduced real estate lease rentals, which, together with limited liquidity, have depressed asset values and reduced consumer spending with a consequent downward impact on mortgage, property and SME lending. The impairment charge for the first nine months of 2011 was significantly higher at £3,148 million (Q3 2011 - £608 million), reflecting substantial deterioration in development land values during the first half of 2011.

Core
The impairment charge for the first nine months of 2012 was £1,046 million (Q3 2012 - £329 million), with the mortgage sector accounting for £511 million, 49% (Q3 2012 - £155 million, 47%). The impairment charge for the corresponding period in 2011 was £1,057 million (Q3 2011 - £327 million), with the mortgage sector accounting for £437 million, 41% (Q3 2011 - £126 million, 39%).

Non-Core
The impairment charge for the first nine months of 2012 was £613 million (Q3 2012 - £164 million). The commercial real estate sector accounted for £552 million, 90% (Q3 2012 - £154 million, 94%), within which the development segment accounted for £355 million, 64% (Q3 2012 - £93 million, 60%).

The impairment charge for the corresponding period in 2011 was £2,091 million (Q3 2011 - £281 million). The commercial real estate sector accounted for £1,933 million, 92% (Q3 2011 - £236 million, 84%), within which the development segment accounted for £1,475 million, 76% (Q3 2011 - £162 million, 69%).

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL	Provisions as a % of gross loans	Year-to-date
							Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

30 September 2012
Core
Mortgages	18,861	2,887	1,377	15.3	48	7.3	511	9
Commercial real estate
- investment	3,627	1,493	543	41.2	36	15.0	169	-
- development	739	345	173	46.7	50	23.4	38	2
Other corporate	7,624	2,109	1,282	27.7	61	16.8	292	8
Other lending	1,328	202	189	15.2	94	14.2	36	25

	32,179	7,036	3,564	21.9	51	11.1	1,046	44

Non-Core
Commercial real estate
- investment	3,490	2,804	1,374	80.3	49	39.4	197	3
- development	7,581	7,168	4,416	94.6	62	58.3	355	73
Other corporate	1,591	1,214	696	76.3	57	43.7	61	7

	12,662	11,186	6,486	88.3	58	51.2	613	83

Ulster Bank Group
Mortgages	18,861	2,887	1,377	15.3	48	7.3	511	9
Commercial real estate
- investment	7,117	4,297	1,917	60.4	45	26.9	366	3
- development	8,320	7,513	4,589	90.3	61	55.2	393	75
Other corporate	9,215	3,323	1,978	36.1	60	21.5	353	15
Other lending	1,328	202	189	15.2	94	14.2	36	25

	44,841	18,222	10,050	40.6	55	22.4	1,659	127

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL	Provisions as a % of gross loans	Year-to-date
							Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

30 June 2012
Core
Mortgages	19,172	2,561	1,242	13.4	48	6.5	356	11
Commercial real estate
- investment	3,715	1,117	481	30.1	43	12.9	91	-
- development	762	335	164	44.0	49	21.5	24	-
Other corporate	7,908	2,010	1,226	25.4	61	15.5	217	2
Other lending	1,451	211	194	14.5	92	13.4	29	15

	33,008	6,234	3,307	18.9	53	10.0	717	28

Non-Core
Commercial real estate
- investment	3,698	2,929	1,430	79.2	49	38.7	136	3
- development	7,683	7,212	4,374	93.9	61	56.9	262	37
Other corporate	1,619	1,136	656	70.2	58	40.5	51	7

	13,000	11,277	6,460	86.7	57	49.7	449	47

Ulster Bank Group
Mortgages	19,172	2,561	1,242	13.4	48	6.5	356	11
Commercial real estate
- investment	7,413	4,046	1,911	54.6	47	25.8	227	3
- development	8,445	7,547	4,538	89.4	60	53.7	286	37
Other corporate	9,527	3,146	1,882	33.0	60	19.8	268	9
Other lending	1,451	211	194	14.5	92	13.4	29	15

	46,008	17,511	9,767	38.1	56	21.2	1,166	75

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL	Provisions as a % of gross loans	Full year
							Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2011
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	-
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
Other lending	1,533	201	184	13.1	92	12.0	56	25

	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16

	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
Other lending	1,533	201	184	13.1	92	12.0	56	25

	48,032	17,134	9,050	35.7	53	18.8	3,717	173

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Key points

·
Core REIL increased by £1,513 million or 27% to £7,036 million year-to-date at 30 September 2012 (Q3 2012 - £802 million or 13%) of which mortgages accounted for £703 million (Q3 2012 - £326 million) as a result of an increase in arrears.

·
Core mortgage REIL as a percentage of gross mortgages was 15.3% at 30 September 2012 compared with 13.4% at 30 June 2012 and 10.9% at 31 December 2011, the trend reflecting continuing deterioration of macroeconomic factors. The number of properties repossessed in the first nine months of 2012 was 102 (Q3 2012 - 17), compared with 134 in the same period in 2011 (Q3 2011 - 36).

·
Year-to-date, commercial real estate accounted for £534 million or 35% of the increase in total Core REIL (Q3 2012 - £386 million, 48%). The movement in the quarter was driven by a small number of restructuring arrangements for higher value real estate customers.

·
The provision coverage ratio for total Core corporate portfolio increased during H1 2012 (from 51.6% at 31 December 2011 to 54.0%), reflecting additional impairment charges on the defaulted book due to further deterioration in collateral values. It then decreased to 50.6% in Q3 2012, mainly driven by three material newly defaulted customers with lower provision requirements (accounting for £294 million or 60% of the Q3 2012 increase in Core corporate REIL).

·	At 30 September 2012 £2.1 billion (30 June 2012 - £1.9 billion; 31 December 2011 - £1.8 billion) of the mortgage book was on a forbearance arrangement.

·
Non-Core REIL decreased by £425 million or 4% year-to-date to £11,186 million at 30 September 2012, reflecting lower defaults as well as recoveries and write-offs. At 30 September 2012, 61% (30 June 2012 - 64%; 31 December 2011 - 68%) of REIL was in Non-Core, of which the commercial real estate development portfolio accounted for 64%, broadly unchanged from the positions at 30 June 2012 and 31 December 2011.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio for Ulster Bank (Core and Non-Core) totalled £15.4 billion at 30 September 2012, of which £11.1 billion or 72% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 31 December 2011, with 62.2% in the Republic of Ireland, 26.4% in Northern Ireland, 11.3% in the UK (excluding Northern Ireland) and 0.1% in Western Europe.

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

30 September 2012
Ireland (ROI and NI)	4,717	1,015	2,272	5,666	13,670
UK (excluding NI)	1,280	91	81	287	1,739
RoW	13	1	5	9	28

	6,010	1,107	2,358	5,962	15,437

30 June 2012

Ireland (ROI and NI)	4,939	1,077	2,315	5,719	14,050
UK (excluding NI)	1,287	96	91	304	1,778
RoW	14	-	5	11	30

	6,240	1,173	2,411	6,034	15,858

31 December 2011

Ireland (ROI and NI)	5,097	1,132	2,591	6,317	15,137
UK (excluding NI)	1,371	111	95	336	1,913
RoW	27	4	-	32	63

	6,495	1,247	2,686	6,685	17,113

Key points

·
Commercial real estate remains the primary sector contributing to the Ulster Bank Group defaulted loan book. A further modest reduction in exposure to the sector was seen during the quarter, partly reflecting foreign exchange rate movements and continuing the Group's strategy to reduce concentration risk.

·
The outlook for the property sector remains challenging. While there may be some signs of stabilisation in main urban centres, the outlook continues to be negative for secondary locations on the island of Ireland.

·
A small number of additional larger exposures defaulted and were subject to restructuring during the third quarter. In particular, three customers with low provision coverage accounted for £294 million (60%) of the increase in Core corporate REIL in the third quarter.

·
During the third quarter, Ulster Bank experienced further migration of commercial real estate exposures to its problem management framework, where various measures may be agreed to assist customers whose loans are performing but who are experiencing temporary financial difficulties. During the first nine months of 2012, performing loans of £55 million (each having exposures greater than £10 million) benefited from such measures.

·
During the first nine months of 2012, impaired loans of £628 million with provisions of £181 million (for exposures greater than £10 million) were restructured and remained in the non-performing book at 30 September 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 November 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary